SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                               SCHEDULE 13D
                Under the Securities Exchange Act of 1934

                         Perry Drug Stores, Inc.
                            (Name of Issuer)

                    Common Stock, $.05 par value
                   (Title of Class of Securities)

                            714611 10 0
                           (CUSIP Number)

                        Franklin C. Brown, Esq.
             Executive Vice President and Chief Legal Counsel
                        Rite Aid Corporation
                          30 Hunter Lane
                       Camp Hill, PA  17011
                     Telephone:  (717) 761-2633

              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                          With a copy to:

                      Nancy A. Lieberman, Esq.
               Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                       New York, NY  10022
                   Telephone:  (212) 735-3000

                        December 23, 1994
  (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule
13d-1(b)(3) or (4), check the following box:  [ ]

     Check the following box if a fee is being paid with the statement: [X]

                    Page 1 of    Pages
             Exhibit Index Appears on Page 15


                      SCHEDULE 13D

 CUSIP No. 714 611 10 0                      Page  2  of      Pages

 1   name of reporting person
     s.s. or i.r.s. identification no. of above person

     RITE AID CORPORATION    23-1614034

 2   check the appropriate box if a member of a group      (a) (X)
                                                           (b) ( )

 3   sec use only

 4   source of funds
     BK, WC, OO

 5   check box if disclosure of legal proceedings is required
     pursuant to items 2(d) or 2(e)                         (  )

 6   citizenship or place of organization
     DELAWARE

                                           7  sole voting power
           NUMBER OF                          185,000
            SHARES
          BENEFICIALLY                     8  shared voting power
            OWNED BY                          1,115,284
              EACH
           REPORTING                       9  sole dispositive power
           PERSON                             185,000
            WITH

                                          10  shared dispositive power
                                              1,115,284

 11  aggregate amount beneficially owned by each reporting person
     1,300,284

 12  check box if the aggregate amount in row (11) excludes certain shares  ( )
     N/A

 13  percent of class represented by amount in row (11)
     10.81

 14  type of reporting person
     CO


 CUSIP No. 152315 107

 1   name of reporting person
     s.s. or i.r.s. identification no. of above person

       LAKE ACQUISITION CORPORATION
       (IRS IDENTIFICATION TO BE APPLIED FOR)

 2   check the appropriate box if a member of a group             (a) (X)
                                                                  (b) ( )
 3   sec use only

 4   source of funds
     AF

 5   check box if disclosure of legal proceedings is required
     pursuant to items 2(d) or 2(e)                              (  )

 6   citizenship or place of organization
     DELAWARE

                                           7  sole voting power
           NUMBER OF                          0
            SHARES
          BENEFICIALLY                     8  shared voting power
            OWNED BY                          1,115,284
              EACH
           REPORTING                       9  sole dispositive power
           PERSON                             0
            WITH

                                          10  shared dispositive power
                                              1,115,284

 11  aggregate amount beneficially owned by each reporting person
     1,115,284

 12  check box if the aggregate amount in row (11) excludes certain shares  (  )
     N/A

 13  percent of class represented by amount in row (11)
     9.27

 14  type of reporting person
     CO



          This Schedule 13D is being filed by Rite Aid
Corporation, a Delaware corporation ("Parent"), and Lake
Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (the "Purchaser" and together with Parent, the "Reporting Entities"), with respect to the common stock, par value $.05 per share
(the "Common Stock"), of Perry Drug Stores, Inc., a
Michigan corporation (the "Company").

Item 1.   Security and Issuer.

          This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 5400 Perry Drive, Pontiac,
Michigan 48343.

Item 2.   Identity and Background.

          (a)-(c), (f). The information set forth in the Introduction and Section 8 "Certain Information
Concerning the Purchaser and Parent" of the Offer to Purchase, dated December 29, 1994, included as Exhibit
(a)(1) to the Statement on Schedule 14D-1 (the "Schedule
14D-1"), dated December 29, 1994, filed with the Securities and Exchange Commission by the Reporting
Entities (the "Offer to Purchase"), and in Schedule I to the Offer to Purchase is incorporated herein by reference. A copy of the Offer to Purchase is filed herewith as Exhibit 2.

          (d) and (e). None of the Purchaser, Parent, any persons ultimately controlling Parent or, to the best of the Parent's or Purchaser's knowledge, any of the persons listed on Schedule I to the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

          The information set forth in Section 9 "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

Item 4.   Purpose of the Transaction.

          On December 29, 1994, the Purchaser made an offer (the "Offer") to purchase all outstanding shares of Common Stock, and the associated Preferred Stock Purchase
Rights (the "Rights" and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of February 4, 1987, as amended, between the Company and State Street Bank & Trust Company, as successor Rights Agent (the "Rights Agreement"), at a price of $11.00 per Share net to the seller in cash, without interest thereon (the "Offer Price") upon terms and conditions set forth in the Offer to Purchase. The aggregate consideration payable by the Purchaser with respect to the Shares (including the cash out of options to acquire Shares) and related expenses is estimated to be approximately $137 million. The Offer is scheduled to expire at 12:00 Midnight, New York City time, on Friday,
January 27, 1995, unless the Offer is extended.

          The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer, a number of Shares, which, when added to the Shares owned by Parent, the Purchaser and its affiliates, constitutes a majority of the Shares outstanding on a fully diluted basis
(excluding Shares reserved for issuance upon conversion of the Company's Convertible Debentures (as described in the Offer to Purchase)). The Offer is also subject to certain other conditions which are set forth in the Offer to Purchase.

          The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. In connection therewith, Parent and the Purchaser have entered into an Agreement and Plan of Merger, dated as of December 23, 1994 (the "Merger Agreement"), with the
Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General
Corporation Law of the State of Delaware ("Delaware Law") and the Michigan Business Corporation Act ("Michigan
Law"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the
Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share, including the associated Rights, immediately prior to the Effective Time (other than Shares held in the treasury of the Company or owned by the Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent) will be converted into the right to receive the Offer Price, without interest (the
"Merger Consideration"). The Merger Agreement is more fully described in the Offer to Purchase and a copy of the Merger Agreement is filed herewith as Exhibit 3.

          The foregoing description is qualified in its entirety by reference to the Offer to Purchase, which is hereby incorporated by reference herein.

          Except as set forth in the Offer to Purchase, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I to the Offer to Purchase, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange
Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

          (a)  As of the date hereof, Parent and the
Purchaser beneficially own an aggregate of 1,300,284
Shares which represents approximately 10.81% of the outstanding Shares of the Company. The information set forth in the Introduction of, and in Schedule II to, the Offer to Purchase is incorporated herein by reference.

          (b) The Reporting Entities share the power to vote or to direct the vote, and share the power to dispose or to direct the disposition, of the shares of Common Stock held by them.

          (c) The information set forth in Schedule II to the Offer to Purchase is incorporated herein by reference.

          (d)  The information set forth in Section 11
of, and in Schedule II to, the Offer to Purchase is incorporated herein by reference. Except as set forth in
Item 6 hereof, no person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of any shares of Common
Stock beneficially owned by the Reporting Entities.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

          Immediately after the execution of the Merger
Agreement, Jack Robinson, Chairman and Chief Executive
Officer of the Company, and Aviva Robinson, the wife of Jack Robinson (collectively, the "Selling Shareholders") each, individually and as trustee, entered into a Shareholders Agreement, dated as of December 23, 1994, with Parent and the Purchaser (collectively, the "Shareholders Agreements"). The Selling Shareholders collectively own 1,115,284 Shares, or approximately 9.02% of the outstanding Shares, calculated on a fully diluted basis, excluding Shares reserved for issuance upon conversion of the Company's Convertible Debentures. As described below, pursuant to the Shareholders Agreements, the Selling Shareholders have agreed to validly tender pursuant to the Offer and not withdraw all Shares which are owned of record or beneficially by them prior to the Expiration Date (as defined in the Offer to Purchase).
Pursuant to the Shareholders Agreements, Parent has the right to acquire from the Selling Shareholders at the Offer Price, all of their Shares if (i) the Offer is terminated, abandoned or withdrawn by Parent or the Purchaser (whether due to the failure of any of the conditions to the Offer or otherwise), or (ii) the Merger
Agreement is terminated in accordance with its terms.
Subject to certain conditions specified in the Shareholders Agreements, such right is exercisable in whole but not in part for the 90 day period following the first to occur of the foregoing events.

          The Selling Shareholders further agreed that the transfer by the Selling Shareholders of their Shares to the Purchaser in the Offer will pass to and unconditionally vest in the Purchaser good and valid title to such Shares.

          In order to induce Parent and the Purchaser to enter into the Merger Agreement, the Selling Shareholders have granted to Parent an irrevocable option (a "Stock
Option") to purchase the Selling Shareholders' Shares
(the "Option Shares") at a purchase price per Share equal to $11.00. Pursuant to the Shareholders Agreements, if
(i) the Offer is terminated, abandoned or withdrawn by Parent or the Purchaser (whether due to the failure of any of the conditions set forth in Section 14 or otherwise), or (ii) the Merger Agreement is terminated in accordance with its terms, the Stock Option will, in any such case, become exercisable, in whole but not in part, upon the first to occur of any such event and remain exercisable, in whole but not in part, until the date which is 90 days after the date of the occurrence of such event (the "90 Day Period"), so long as: (i) all waiting periods under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended (the "HSR Act"), required for the purchase of the Option Shares upon such exercise, shall have expired or been waived, and (ii) there shall not be in effect any preliminary or final injunction or other order issued by any court or governmental, administrative or regulatory agency or authority or legislative body or commission prohibiting the exercise of the Stock Option pursuant to the Shareholders Agreements. The Shareholders Agreements provide that if all HSR Act waiting periods have not expired or been waived, or they shall be in effect any such injunction or order, in each case on the expiration of the 90 Day Period, the 90 Day Period shall be extended until 5 business days after the later of (A) the date of expiration or waiver of all HSR Act waiting periods and
(B) the date of removal or lifting of such injunction or order; provided that the Shareholders Agreements shall terminate if, after one year following the commencement of the original 90 Day Period, (1) all HSR Act waiting periods shall not have expired or been waived or (2) there shall be in effect any such injunction or order, and neither Parent nor Purchaser has exercised the Stock
Option. In the event that Parent wishes to exercise the Stock Option, Parent shall send a written notice to the Selling Shareholders identifying the place and date (not less than two nor more than 20 business days from the date of such notice) for the closing of such purchase.

          Parent and the Purchaser have agreed to provide the Selling Shareholders with certain price protection.
The Shareholders Agreements provide that if, within 12 months following the exercise of the Stock Option by Parent, Parent shall sell, transfer or otherwise dispose of any or all of the Option Shares to a third party (or realize cash proceeds in respect of such Shares as a result of a distribution to shareholders of the Company following the sale of substantially all of the Company assets) in connection with a transaction whereby the third party is acquiring the entire equity interest in the Company pursuant to a merger, tender offer, exchange offer, sale of assets, sale of shares or a similar business transaction (a "Subsequent Sale") at a per Share price in excess of $13.00 (the "Subsequent Sale Price"), then Parent will promptly pay to the Selling Shareholders an amount equal to 25% of the excess of the Subsequent
Sale Price over $13.00 multiplied by the number of Option
Shares sold in the Subsequent Sale. In the event that the Subsequent Sale Price is in excess of $14.00, then
Parent will promptly pay to the Selling Shareholders (i)
25% of the amount equal to the difference between $13.00 and $14.00 multiplied by the number of Option Shares sold in the Subsequent Sale and (ii) in addition, 50% of the excess of the Subsequent Sale Price over $14.00 multiplied by the number of option Shares sold in the Subsequent Sale.

          The Selling Shareholders have agreed that during the period commencing on the date of the Shareholders Agreement and continuing until the first to occur of the Effective Time or termination of the Merger
Agreement in accordance with its terms, at any meeting of the Company's shareholders or in connection with any written consent of the Company's shareholders, the Selling Shareholders will vote (or cause to be voted) the Shares held of record or beneficially owned by such Selling Shareholders, whether issued, heretofore owned or hereinafter acquired, (i) in favor of the Merger, the execution and delivery by the Company of the Merger
Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholders Agreements and any actions required in furtherance thereof; (ii) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger
Agreement or the Shareholders Agreements (after giving effect to any materiality or similar qualifications contained therein); and (iii) except as otherwise agreed to in writing in advance by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidating or other business combination involving the Company or its subsidiaries; (B) a sale, lease or transfer of a material amount of assets of the Company or its subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiaries; (C)(1) any change in a majority of the persons who constitute the board of directors of the Company; (2) any change in the present capitalization of the Company or any amendment of the Company's Restated
Articles of Incorporation or Bylaws; (3) any other material change in the Company's corporate structure or business; of (4) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2) or
(3), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Shareholders Agreements and the Merger Agreement. The Selling Shareholders further agreed not to enter into any agreement or understanding with any person or entity the effect of which would be inconsistent or violative of the provisions and agreements described above.

          In connection with the Shareholders Agreements, the Selling Shareholders have made certain customary representations, warranties and covenants, including with respect to (i) ownership of the Shares, (ii) the Selling
Shareholders' authority to enter and perform their obligations under the Shareholders Agreements, (iii) the receipt of requisite governmental consents and approvals,
(iv) the absence of liens and encumbrances on and in respect of the Selling Shareholders' Shares, (v) restrictions on the transfer of the Selling Shareholders'
Shares, and (vi) the solicitation of acquisition proposals.

          The parties to the Shareholders Agreement with Mr. Robinson have acknowledged that 80,705 Shares owned by Mr. Robinson (the "Pledged Shares") are pledged to
Michigan National Bank (the "Pledge") to secure a loan in the amount of approximately $400,000 made to Mr. Robinson
(the "Loan").  In the Shareholders Agreement, Mr.
Robinson has agreed to terminate the Pledge within 10 calendar days after commencement of the Offer and to take all actions necessary to eliminate any pledge, lien, encumbrance or security interest on the Pledged Shares by such tenth calendar day. In the event Parent purchases
Shares pursuant to the Offer and the Shareholder has not tendered the Pledged Shares because the Pledge was not terminated as required by the above provision, the parties have agreed that such Shares will be acquired in the Merger. In the event that Mr. Robinson shall have breached the Shareholders Agreement by failing to comply with the foregoing provision, the parties agree that Parent may, in its sole discretion, pay the Loan in order to release the Shares from the Pledge, and Parent shall deduct from the purchase price upon exercise of the Stock
Option the sum of (i) the amount paid to satisfy (in whole or in part) the Loan, (ii) interest on such amount at the prime rate of Michigan National Bank calculated from the date of payment of the Loan until receipt of the Pledged Shares by Parent, and (iii) any transaction costs in connection therewith (including attorney's fees and expenses). The Shareholders Agreements are attached hereto as Exhibits 4 and 5.

          Parent entered into a Confidentiality
Agreement, dated December 14, 1994, with the Company pursuant to which Parent has agreed, among other things, to keep confidential certain non-public confidential or proprietary information of the Company furnished to Parent by or on behalf of the Company. The
Confidentiality Agreement provides that for a period of one year from the date of the Confidentiality Agreement, neither Parent nor any of its directors, officers, employees, agents or representatives will, without the prior written consent of the Company: (a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of the Company or any subsidiary thereof, or of any successor to or person in control of the Company, or any assets of the Company or any subsidiary or division thereof or of any such successor or controlling person;
(b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote
(as such terms are used in the rules of the Commission), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company; (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction involving the Company or its securities or assets; (d) seek or propose to influence or control the Company's management or policies (or request permission to do so);
or (e) form, join or in any way participate in a `group' as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing provisions of this paragraph. The Confidentiality Agreement is attached hereto as Exhibit 7.

Item 7.   Material to be Filed as Exhibits.

1.   Joint Acquisition Statement pursuant to Rule 13d-1(f)(1).

2.   Offer to Purchase, dated December 29, 1994.

3. Agreement and Plan of Merger, dated as of December 23, 1994, by and among Parent, the Purchaser and the Company.

4. Shareholders Agreement, dated as of December 23, 1994, by and among Parent, the Purchaser and Mr. Jack Robinson.

5. Shareholders Agreement, dated as of December 23, 1994, by and among Parent, the Purchaser and Mrs. Aviva Robinson.

6. Consulting Agreement, dated as of December 23, 1994, by and between Parent and Mr. Jack Robinson.

7. Confidentiality Agreement, dated December 14, 1994, by and between Parent and the Company.


                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 3, 1995

                              LAKE ACQUISITION CORPORATION

                              By: /s/ Martin L. Grass
                                  _________________________
                                  Name:   Martin L. Grass
                                  Title:  Vice President


                        SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 3, 1995

                              RITE AID CORPORATION

                              By: /s/ Martin L. Grass
                                  _________________________
                                  Name:   Martin L. Grass
                                  Title:  President and Chief
                                            Operating Officer


                      EXHIBIT INDEX

Exhibit No.    Description

1.        Joint Acquisition Statement pursuant to Rule 13d-1(f)(1).

2.        Offer to Purchase, dated December 29, 1994.

3. Agreement and Plan of Merger, dated as of December 23, 1994, by and among Parent, the Purchaser and the Company.

4. Shareholders Agreement, dated as of December 23, 1994, by and among Parent, the Purchaser and Mr. Jack Robinson.

5. Shareholders Agreement, dated as of December 23, 1994, by and among Parent, the Purchaser and Mrs. Aviva Robinson.

6. Consulting Agreement, dated as of December 23, 1994, by and between Parent and Mr. Jack Robinson.

7. Confidentiality Agreement, dated December 14, 1994, by and between Parent and the Company.